United States securities and exchange commission logo





                              May 9, 2022

       David Shrier
       President and Chief Executive Officer
       Adit EdTech Acquisition Corp.
       1345 Avenue of the Americas, 33rd Floor
       New York, New York 10105

                                                        Re: Adit EdTech
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 22,
2022
                                                            File No. 333-261880

       Dear Mr. Shrier:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       General

   1. We note your response to prior comment 1 that GRIID does not currently intend to expand its mining operations
to include digital assets other than bitcoin in the foreseeable future.
                                                        Please revise your
disclosure to clearly state whether GRIID has any present or intended business plans
that include activities with or the holding of crypto assets other than bitcoin. As part
of your response, please explain the reference on page 69 to your
                                                        "business practices
with respect to bitcoin and other cryptocurrencies."
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
May  9, 2022NameAdit EdTech Acquisition Corp.
May 9,
Page 2 2022 Page 2
FirstName LastName
Cover page

2. We note your response to prior comment 9. Please revise your cover page and summary of the proxy statement/prospectus to state that you will be a "controlled company" under the rules of the NYSE following the business combination.
Q: What equity stake will current ADEX stockholders, GRIID equity holders and Adit EdTech
Sponsor, LLC..., page 9

3. We note your response to prior comment 38. Please revise to clarify whether your revised disclosure takes into account the total potential ownership interest in the combined company of both your sponsor and affiliates of the sponsor, assuming exercise and conversion of all securities, or advise.
Q: What is the impact on relative stock ownership if a substantial number of public stockholders vote in favor of the merger..., page 9

4. We note your response to prior comments 5 and 7. To show the potential impact of dilution from the exercise of the IPO warrants and private placement warrants, please expand your tabular presentation of the "warrant dilution" to assume the warrants have been exercised and show the resulting ownership for the holders identified in each of your redemption scenarios on a percentage basis.
Q: What interests do our sponsor, current officers and directors have in the merger?, page 12

5. We note your response to prior comment 3. However, the revised disclosure does not appear to present the aggregate dollar amount in the post-merger company that affiliates of the sponsor may also have at risk that depends on completion of a business combination. Please revise or advise.
We are vulnerable to risks associated with climate change, severe weather conditions and natural and man-made disasters..., page 47

6. We note your disclosure regarding Russia's invasion of the Ukraine and that such events may negatively impact your business and financial prospects. We further note your disclosure on page 58 that one or more countries, including Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use bitcoin or to exchange them for fiat currency. Please describe in greater detail the impact of Russia's invasion of the Ukraine on your business, including the impact to your supply chain, specific impacts from sanctions and export controls, and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
May  9, 2022NameAdit EdTech Acquisition Corp.
May 9,
Page 3 2022 Page 3
FirstName LastName
We may be exposed to cybersecurity threats and hacks, which could have a material adverse effect on our business, financial condition..., page 49

7.       Disclose the risk of potential cyber-attacks by state actors as a
result of Russia   s ongoing
         conflict with Ukraine and whether you have taken actions to mitigate such potential cyber-
         attacks.
Certain GRIID Projected Financial Information, page 132

8.       We note your response to prior comment 21. Please confirm whether or not the
         projections still reflect management   s views on future performance
and/or describe what
         consideration the board gave to obtaining updated projections or a lack of reliance upon the projections. In this regard, we note that a key assumption was that the price of bitcoin will increase by 1.8% per month, reaching $98,488.51 in 2024, but the current price of bitcoin is lower than your starting assumption of $50,000. Please also tell us if your projections accounted for any impairment losses you may have to record on your bitcoin holdings.
Unaudited Pro Forma Condensed Combined Financial Information, page 153

9. Pro forma condensed statements of comprehensive income should only be presented for the most recent fiscal year. Please revise. Refer to Item 11-02(c)(2)(i) of Regulation S-
         X.
Environmental Initiatives, page 191

10. We note your response to prior comment 30. Please clarify whether your reference to
         "our calculation" on page 191 relates to your statement that approximately 74% of the power consumed at your facilities is "carbon-free" and that this calculation takes into account power generated from the Data Black River facility over the same time period.
         Further, please clarify your disclosure on page 192 referring to the "power prices we reference" by indicating the power prices for your comparison. Management's Discussion and Analysis of Financial Condition and Results of Operations of
GRIID
Company Overview, page 197

11.      We note the revised disclosure in response to prior comment 26
stating,    The primary use
         of our free cash flow is to fund and support the growth of the business. Holding bitcoin on the balance sheet is a core piece of this strategy and we intend to look to grow this balance
         over time.    Please elaborate on how holding bitcoin, a non-cash
asset, contributes to your
         free cash flow.
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
May  9, 2022NameAdit EdTech Acquisition Corp.
May 9,
Page 4 2022 Page 4
FirstName LastName
Bitcoin Mining Results, page 201

12.      We note your response to prior comment 33 stating that your borrowings
in bitcoin    were
         to be repaid in bitcoin and were fully repaid as of September 23,
2021.    However, we
         note your disclosure on page 204 that the    notes payable were
amended and restructured
         during the third quarter of 2021, and, as a result, the bitcoin-denominated loans were
         replaced with U.S. dollar-denominated debt funding.    We further note
your disclosure on
         page F-45 that the    proceeds from the First Tranche Loan were used
to repay in dollars
         the aggregate outstanding balance under the existing Notes Payable
Agreement.    Please
         revise your disclosure to clarify whether the bitcoin-denominated notes payable were fully paid off or were amended and restructured in U.S. dollar-denominated funding. Disclose the terms of the restructuring or repayment, as applicable, and indicate whether these payments were made with U.S. dollars or bitcoin. Please also tell us why you sought financing denominated in bitcoin and why you restructured or paid off your bitcoin-
         denominated financings instead of maintaining some borrowing in bitcoin or other crypto assets.
Results of Operations for the Years Ended December 31, 2021 and 2020, page 205

13. Please revise to label the denomination of the dollar amounts in the tables as thousands.
Non-GAAP Financial Measures, page 209

14.      We note the reconciling adjustment labeled as    decrease in fair
value of cryptocurrency
         notes payable.    Please revise the description of this line item, as
it does not appear that
         the fair value of your cryptocurrency notes payable decreased. Liquidity and Capital Resources, page 211

15. We note the Credit Agreement maintains certain covenants. Please disclose whether you are in compliance with your debt covenants.
16. We note your response to prior comment 63. We also note that the definition of
         Supplemental Warrant in the credit agreement with Blockchain Access UK Limited states that such Supplemental Warrants will be "subject to anti-dilution protection reasonably acceptable to Blockchain if issued prior to the SPAC Transaction." Please revise your disclosure to clarify whether any Supplemental Warrants have been issued to date and the applicable anti-dilution protection. Please also file the Annexes to the credit agreement filed as Exhibit 10.8 that are not attached thereto.
Cash, Cash Equivalents and Cash Flows, page 214

17. Please clarify your disclosure that indicates that the increase in the sales of cryptocurrencies contributed to the increase in the net cash used in operating activities for the year ended December 31, 2021 compared to the year ended December 31, 2020, considering you classify sales of cryptocurrencies as investing activities.
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
May  9, 2022NameAdit EdTech Acquisition Corp.
May 9,
Page 5 2022 Page 5
FirstName LastName
18. We note your revised disclosures and response to prior comment 47. Please also revise your discussion of investing activities that indicates that bitcoin earned is reflected in operating activities to clarify that there are no cash flows from cryptocurrencies included in operating cash flows since the revenue recognized from earning bitcoin is a non-cash activity.
NEO Employment Agreements, page 227

19. Please file Allan J. Wallander's offer letter as an exhibit to your registration statement.
         Refer to 601(b)(10)(iii)(A) of Regulation S-K.
Beneficial Ownership of Securities, page 233

20. Please revise to provide beneficial ownership information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.
Tax Considerations of the Merger to U.S. Holders of GRIID Limited Liability Company
Membership Units, page 262

21. We note your response to prior comment 41 and the short-form tax opinion filed as
         Exhibit 8.1, which states that the disclosures under the caption
Tax Considerations of the
         Merger to U.S. Holders of GRIID Limited Liability Company Membership
Units    are the
         opinion of Troutman Pepper Hamilton Sanders LLP. Please revise the tax disclosure in your registration statement to remove language that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also revise the disclosure in your registration statement "assuming that the merger qualifies as an exchange described in Section 351(a)
         of the Code." The opinion may not assume the tax consequence at issue or any legal conclusion underlying the opinion. Refer to Section III.B.2 and III.C.3 of Staff Legal
         Bulletin No. 19.
Adit EdTech Acquisition Corp.
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Net Loss Per Share of Common Stock, page F-11

22. Please disclose the amount of any potentially dilutive securities as of December 31, 2021 that were not included in the computation of diluted loss per share because to do so would have been antidilutive for the period. Refer to ASC 260-10-50-1(c).
Note 4 - Private Placement, page F-14

23. In response to prior comment 25, you indicate that private placement warrants held by permitted and non-permitted transferees may exercise the warrants for cash or cashless upon redemption. However, as noted in the Amended and Restated Warrant Agreement filed as Exhibit 4.1 to the Form S-4 filed December 23, 2021, only the private placement
 David Shrier
Adit EdTech Acquisition Corp.
May 9, 2022
Page 6
         warrants may be exercised for cash or on a cashless basis at the
holder   s option at any
         time, and once a private placement warrant is transferred to a holder other than a permitted transferee, it shall be treated as a public warrant for all purposes. As the change
         in the ability to cashless exercise at any time at the holder   s
option to only being able to
         exercise on a cashless basis in limited situations results in the Step 2 settlement provision issue under ASC 815-40-15-7C through 7G, please clarify these terms in your disclosure.
Griid Infrastructure LLC and Subsidiaries
Consolidated Statements of Operations, page F-25

24. We note your response to prior comment 44 and continue to evaluate your analysis.
Consolidated Statements of Cash Flows, page F-28

25. We note your response to prior comment 45 and continue to evaluate your analysis.
Notes to Consolidated Financial Statements
Note (3) Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Cryptocurrencies, page F-33

26. We note your response to prior comment 46. Further explain why your policy of testing for impairment at the end of the day complies with ASC 350. In this regard, ASC 350-30-
         35-19 specifies that an impairment exists when fair value is below carrying value and
         ASC 350-30-35-18 indicates intangible assets should be tested for impairment at any time events or changes in circumstances indicate that it is more likely than not that the asset is impaired.
Revenue Recognition, page F-35

27.      You indicate in response to prior comment 51 that GRIID   s primary
pool processed
         approximately 99% of its hash. Please reconcile this to your disclosure of the concentration of revenue generated from certain mining pool operators on page F-32.
28.      We note your revised disclosure in response to prior comments 53 and
55. You indicate
         in the second full paragraph on page F-36 that providing computing power represents your only performance obligation in your contracts with mining pool operators. However, you
         further state that, under the PPLNS model,       the Company   s
performance obligation is
         viewed as providing computing power for the recording of an individual
block.    In the
         discussion of the FPPS model, please also clarify your performance obligation(s).
29.    We note your revised disclosure and responses to prior comments 51 and
52. Please
FirstName LastNameDavid Shrier
       explain how you determined that the performance obligation under your contract with the
Comapany
       poolNameAdit
            operator toEdTech
                        provideAcquisition
                                computing Corp.
                                           power is satisfied over time.
Address ASC 606-10-
May 9,25-27.
        2022 Page 6
FirstName LastName
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
May  9, 2022NameAdit EdTech Acquisition Corp.
May 9,
Page 7 2022 Page 7
FirstName LastName
30. As a follow-up to your response to prior comment 51, please modify your disclosure to clarify the following related to contracts under the FPPS model:

                During the periods presented, you provided computing power to a single pool operator;

                The payment terms in your contract with the pool operator and how those payment terms are linked to Coordinated Universal Time (UTC); and

                For purposes of determining your compensation under the contract, whether computing power you provide during one UTC day can be combined with computing power provided during another UTC day.
31. As a follow-up to your response to prior comment 51, please clarify for us and consider the need for revised disclosure of:

                What the disclosed phrase    due to the continuous nature    in
your accounting policy
              means;

                The alternatives implied by your reference in your disclosed accounting policy to generally;

                Whether you have the right under your contract with the pool operator to decide at what point time and for what duration you will provide computing power, including whether you can start and stop providing computing power during a day, whether you can stop providing computing power for one or more days and then resume providing it; and if you choose to provide computing power during a day, whether you are required to start providing it at UTC 0:00:00;

                How your evaluation of contract inception and contract duration considered your rights, if any, to determine when to commence and cease providing computing power; and

                How    the total bitcoin that could have been mined using the
Company   s computing
              power,    is determined under the contract. In your reply,
consider providing an
              illustrative example of FPPS and contrast it with an example of PPLNS.
32.      We note from your response to prior comment 49 that    under the FPPS
approach, standard
         transaction fees are calculated within a specified timeframe (i.e., 24 hours for GRIID), and distributed to miners. These transaction fees represent the total of fees paid by users of
         bitcoin to execute transactions.    Tell us and disclose how you
measure and recognize
         revenue associated with standard transaction fees. Also revise to disclose the amount of revenue recognized from mining rewards separately from the amount recognized from standard transaction fees.
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
May  9, 2022NameAdit EdTech Acquisition Corp.
May 9,
Page 8 2022 Page 8
FirstName LastName
33. In response to prior comment 49, you indicate that, to date, your mining pool operator has not charged a pool operator fee to its miners. However, we note that cryptocurrency mining revenue is presented net of mining pool operator fees of $21 and $5 for the years ended December 31, 2021 and 2020, respectively. Please clarify what the mining pool operator fees presented as contra-revenue represent.
34. You indicate in response to prior comment 49 that both the pool operating fees and digital asset transaction fees are reflected as a reduction of revenue. Please revise the disclosure on page F-36 within your discussion of the PPLNS Model that continues to indicate that cryptocurrency transaction fees to the mining pool operator are recorded as a component of cost of revenues.
35. We note your response to prior comment 49. Your disclosure at the top of page 199
         indicates that the    mining pool operator provides a service that
coordinates the computing
         power of the independent mining enterprises participating in the
mining pool    and    fees
         are paid to the mining pool operator to cover the costs of maintaining
the pool.    Please
         clarify whether these fees are compensation for material rights in your contract regarding any distinct services that are transferred to you by the pool operator and the payment terms for such services in your contract. Refer to ASC 606-10-25. Also, in order to help us further evaluate your assertion that the operating pool and transaction asset fees represent consideration payable to a customer, please reconcile your disclosure on page
         202 indicating that you pay fees to the mining pool operators, as well as the reconciling item of cryptocurrencies for mining pool operating fees on page F-40, with your disclosure indicating that you receive a single amount from the pool operator. That is, clarify whether the single amount (i.e., net fees received) represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to its activities it must undertake to fulfill its contract with you. Please also provide your analysis of the guidance for determining the transaction price beginning at ASC 606-10-32-2; that is, based on your contract with the pool operator, please tell us the amount of consideration to which you are entitled for providing computing power to the pool operator.
36. As a follow-up to your response to prior comment 51 and your disclosed accounting policy for PPLNS, please modify your disclosure to also clarify whether the fair value of the consideration at time of receipt differs materially from its fair value at the commencement of the block verification attempt, which your disclosure suggests occurs every 10 minutes.
Note 10. Debt, page F-44

37. We reissue prior comment 58, as the revised disclosures do not appear to be fully responsive to our comment. Describe the material rights and obligations of both parties to the borrowings. Indicate whether collateral was required. Explain how you were accounting for the borrowed bitcoin and collateral, if any. Cite the literature that supports your accounting. Provide us with a summary of the accounting entries for the borrowing
 David Shrier
FirstName  LastNameDavid   Shrier
Adit EdTech  Acquisition Corp.
Comapany
May  9, 2022NameAdit EdTech Acquisition Corp.
May 9,
Page 9 2022 Page 9
FirstName LastName
         of bitcoins through its repayment, including the impact on each of your financial statements. This summary should specify the transactions in bitcoin and those in cash. Consider revising your disclosure to state how the borrowed cryptocurrency was accounted for and the balance sheet line item it was presented in. In addition, please tell us the basis for characterizing the change in the fair value of cryptocurrency notes payables as unrealized and realized on your statements of operations.
38. Please reconcile your disclosures to the related amounts disclosed on your statements of cash flows for the years ended December 31, 2021 and 2020. In this regard, clarify if your borrowings under the Second Tranche Cryptocurrency Note Payable entered into on July
         1, 2020 were denominated in cryptocurrency and why the $2,400 is reflected as a cash inflow in your financial statements. In addition, it appears you borrowed $43,746 thousand under the First Tranche Loan and repaid $33,746 thousand of the aggregate outstanding balance under the existing Notes Payable Agreement in dollars. Refer to ASC
         230-10-45-27. Please revise as necessary.
39. We note that under the Hosting Agreement, the lender will receive the bitcoin mined from the miners, less a hosting fee paid back to the Company. Tell us the amount, if any, of mined bitcoin under this agreement to date. Provide us with a detailed analysis of how you are accounting for the Hosting Agreement, and cite the literature that supports your accounting. In this regard, tell us what consideration you gave to whether the Hosting
         Agreement is or contains a lease, and provide us with your principal versus agent analysis. As part of your analysis, please tell us what you consider to be the specified goods or services to be provided to the lender and which party has the ability to direct the use of the good or service and obtains substantially all of the remaining benefits from them.
Note 12. Fair Value Hierarchy, page F-48

40. Please revise to also provide the fair value hierarchy disclosures in ASC 820-10-50 related to your impairment assessments of cryptocurrency and mining equipment as well as the valuation of cryptocurrency notes payable.
41. We note that fair value of member unit is a significant unobservable input to the measurement of the warrant liability. Please provide quantitative information about this significant unobservable input. Refer to ASC 820-10-50-2(bbb)(2).
Note 15. Unit-based Compensation, page F-50

42. Please refer to your response to prior comment 62. As previously requested, please tell us how the estimated fair value per share compares to your valuations. As part of your response, explain the reasons for the difference in the grant date fair value of your incentive units and your most recent valuation. Identify intervening events and circumstances that support the change in the fair market value of the underlying units.
         Continue to provide us with updates to your analysis for all equity-related transactions through the effectiveness date of the registration statement.
 David Shrier
Adit EdTech Acquisition Corp.
May 9, 2022
Page 10
Note 16. Commitments and Contingencies
Data Black River Development and Operation Agreement, page F-51

43. We note your response to prior comment 29. Please provide us with a detailed accounting analysis of how you are accounting for the Data Black River Development and Operation
      Agreement, citing the accounting literature relied upon. Specifically address the following:

             We note that you record your revenue share under the agreement on a net basis, which is net of the portion of revenue share allocated to HDP as the Company is considered an agent. Please elaborate on the nature of the promise(s) in the agreement and tell us who controls the service(s) prior to transfer to the customer.
            Explain your role in the mining of bitcoin for the parties respective payout accounts.

             As previously requested, please provide us with a detailed accounting analysis of whether the Data Black River Development and Operation Agreement contains a lease under ASC 842. Explain in detail how you concluded that there are no material assets leased under the development and operation agreement as defined under ASC
           842. In this regard, provide us with your analysis of whether you have the right to control an identified asset in your use of the Premises and your use of the HDP mines.

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Shrier
                                                             Division of
Corporation Finance
Comapany NameAdit EdTech Acquisition Corp.
                                                             Office of
Technology
May 9, 2022 Page 10
cc:       Kerry Shannon Burke
FirstName LastName